The Finance Company of Pennsylvania
400 Market Street, Suite 425
Philadelphia, Pennsylvania 19106
215.351.4778
July 8, 2009
FILED AS EDGAR CORRESPONDENCE
Patricia Williams
Division of Investment Company Regulation
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Dear Ms. Williams:
Set forth below are your comments, which you provided by telephone, and our responses to those comments, on the Finance Company of Pennsylvania’s (the “Company”) Amendment No. 33 to the Company’s registration statement filed under the Investment Company Act of 1940, as amended. Both the comments and responses are based on Part A of Amendment No. 33 to the Company’s registration statement, which was filed with the Securities and Exchange Commission (“SEC”) on April 30, 2009.
1.	Comment: In Item 4, entitled “Investment Objectives, Principal Investment Strategies and Related Risks,” please define and explain the risks associated with investing in bonds rated below investment grade (“junk bonds”).

Response: The Company does not invest in junk bonds as part of its principal investment strategy and, therefore, the potential risks of investing in junk bonds are not discussed in Part A of its registration statement.

2.	Comment: In Item 5, entitled “Management, Organization and Capital Structure,” please provide the length of service for each of the portfolio managers listed.

Response: Item 5 of Form N-1A requires that a fund disclose the “name, title and length of service of the person or persons employed by or associated with the Fund or an investment adviser of the Fund who are primarily responsible for the day-to-day management of the Fund’s portfolio.” The information provided in Item 5 of Part A to the Company’s registration statement contains, for each of the Company’s portfolio managers, the year in which such portfolio manager joined his or her respective advisory firm. We believe that this disclosure is consistent with the Form N-1A requirement to disclose each portfolio manager’s “length of service.”

Patricia Williams
July 8, 2009

I hereby acknowledge on behalf of the Company that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Please do not hesitate to call the undersigned with any questions or comments.

Very truly yours,
/s/ Charles E. Mather III
Charles E. Mather III
President